


SECUI ‖‖‖‖‖‖‖‖‖‖‖‖‖ SSION
08032353

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 5/0 23 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/01/07___ AND ENDING___12/31/07___

                           MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

 Fenwick Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

 5217 Lovers Lane

(No. and Street)

| Kalamazoo | MI | 49002 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Eric Arnold, President                    (269) 382-5280

                                                         (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Seber Tans, PLC

                           (Name – if individual, state last, first, middle name)

| 555 W. Crosstown Parkway | Kalamazoo | MI | 49008 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

**PROCESSED**

**ᵀJUL 1 7 2008 A**

**THOMSON REUTERS**

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, ___Eric Arnold_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Fenwick Securities, Inc._____, as of ___December 31_____, 20_07___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___PRESIDENT_____
Title

Notary Public

Haven R. Chapman, Notary Public
State of Michigan, County of Kalamazoo
My commission expires 4/5/2014.
Acting in the County of Kalamazoo
Date: 1-19-08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FENWICK SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Years Ended December 31, 2007 and 2006

**TABLE OF CONTENTS**



# SEBER TANS, PLC
## CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Fenwick Securities, Inc.

We have audited the accompanying statements of financial condition of Fenwick Securities, Inc. (the Company) as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fenwick Securities, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on page eight is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seber Tans, PLC
Kalamazoo, Michigan

January 19, 2008

# FENWICK SECURITIES, INC.
## STATEMENTS OF FINANCIAL CONDITION
### December 31, 2007 and 2006

|  | 2007 | | 2006 | |
|---|---|---|---|---|
| **ASSETS** | | | | |
| | | | | |
| CURRENT ASSETS | | | | |
| Cash and cash equivalents | $ | 8,980 | $ | 8,314 |
| | | | | |
| OTHER ASSETS | | | | |
| FINRA deposits | | 262 | | 472 |
| | | | | |
| **TOTAL ASSETS** | $ | **9,242** | $ | **8,786** |
| | | | | |
| **STOCKHOLDER'S EQUITY** | | | | |
| | | | | |
| STOCKHOLDER'S EQUITY | | | | |
| Common stock - $1 stated value: | | | | |
| 60,000 shares authorized | | | | |
| 50 shares issued and outstanding | $ | 50 | $ | 50 |
| Paid-in capital | | 11,157 | | 11,157 |
| Accumulated deficit | | (1,965) | | (2,421) |
| | | | | |
| **TOTAL STOCKHOLDER'S EQUITY** | $ | **9,242** | $ | **8,786** |

See Accompanying Notes to the Financial Statements

**FENWICK SECURITIES, INC.**
**STATEMENTS OF OPERATIONS**
**For the Years Ended December 31, 2007 and 2006**

|  | 2007 | 2006 |
|---|---|---|
| REVENUE | | |
| Commissions | $ 68,206 | $ 69,606 |
| Other income | 35,000 | --- |
| Interest income | 188 | 161 |
| TOTAL REVENUE | 103,394 | 69,767 |
| | | |
| OPERATING EXPENSES | | |
| Management fees | 48,000 | 48,000 |
| Professional fees | 42,900 | 18,350 |
| Fees | 1,740 | 1,720 |
| Commissions | 9,903 | 1,502 |
| Bond | 364 | 462 |
| Advertising | --- | 50 |
| Bank charges | 31 | 5 |
| TOTAL OPERATING EXPENSES | 102,938 | 70,089 |
| | | |
| NET INCOME (LOSS) | $ 456 | $ (322) |

See Accompanying Notes to the Financial Statements

3

# FENWICK SECURITIES, INC.
## STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
### For the Years Ended December 31, 2007 and 2006

| | Capital Stock Shares | Capital Stock Amount | Paid-In Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|---|
| January 1, 2006 | 50 | $ 50 | $ 11,157 | $ (2,099) | $ 9,108 |
| Net loss | --- | --- | --- | (322) | (322) |
| December 31, 2006 | 50 | 50 | 11,157 | (2,421) | 8,786 |
| Net income | --- | --- | --- | 456 | 456 |
| **December 31, 2007** | **50** | **$ 50** | **$ 11,157** | **$ (1,965)** | **$ 9,242** |

See Accompanying Notes to the Financial Statements

**FENWICK SECURITIES, INC.**
**STATEMENTS OF CASH FLOWS**
**For the Years Ended December 31, 2007 and 2006**

|  | 2007 | 2006 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES |  |  |
| Net income (loss) | $ 456 | $ (322) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: |  |  |
| Decrease (increase) in: |  |  |
| Commissions receivable | --- | 140 |
| Deposits | 210 | (175) |
| NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES | 666 | (357) |
| Cash at beginning of year | 8,314 | 8,671 |
| **CASH AT END OF YEAR** | **$ 8,980** | **$ 8,314** |

See Accompanying Notes to the Financial Statements

### *NOTE A* – Summary of Significant Accounting Policies

<u>Business Activity</u>

Fenwick Securities, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a Michigan corporation that is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory services. Its customers are located primarily in Southwest Michigan.

<u>Commissions</u>

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

<u>Cash Equivalents</u>

For purposes of the statements of cash flows, cash is defined as cash in checking, savings, and money market accounts.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

### *NOTE B* – Concentration of Credit Risk

The Company is engaged in various brokerage activities whose counterparties primarily include mutual fund companies, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company sells its products to various customers located near its principal office, primarily within the Southwest portion of Michigan.

*NOTE C* – **Related Party Transactions**

The Company shares office space and certain administrative expenses with other entities under common control. The Company's share of such costs, included in operating expenses as management fees and professional fees, totaled $86,500 and $60,000 during the years ended December 31, 2007 and 2006, respectively.

*NOTE D* – **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $8,980 and $8,314 at December 31, 2007 and 2006, respectively, which was $3,980 and $3,314 in excess of its required net capital at December 31, 2007 and 2006, respectively. The Company had aggregate indebtedness of zero at December 31, 2007 and 2006.

*NOTE E* – **Cash Flow Information**

The Company paid no interest or income taxes during the years ended December 31, 2007 and 2006.

SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17a-5

**FENWICK SECURITIES, INC.**
**SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE**
**SECURITIES AND EXCHANGE COMMISSION**
December 31, 2007

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total stockholder's equity qualified for net capital | $ | 9,242 |
| Deductions and/or charges: | | |
| Total nonallowable assets | | (262) |
| **NET CAPITAL** | $ | 8,980 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Minimum net capital required (6 2/3% of aggregate indebtedness) | $ | --- |
| Minimum dollar net capital requirement for broker or dealer | $ | 5,000 |
| Net capital requirement | $ | 5,000 |
| Excess net capital | $ | 3,980 |
| Excess net capital at 1,000%, as defined | $ | 8,980 |

## COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

| | | |
|---|---|---|
| Total aggregate indebtedness | $ | --- |
| Ratio of aggregate indebtedness to net capital | | --- |

At December 31, 2007, there was no material difference between audited net capital above and net capital as reported in the Company's Part II (unaudited) FOCUS report. As a result, no reconciliation has been presented.

The Company claims exemption under section k(1), *Limited Business* (mutual funds and/or variable annuities only). As a result, schedules II, III and IV, required under rule 15c3-3 of the Securities and Exchange Commission, have not been presented.

# SEBER TANS, PLC
## CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

### INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Fenwick Securities, Inc.

In planning and performing our audit of the financial statements of Fenwick Securities, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the SEC, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seber Tans, PLC

Seber Tans, PLC
Kalamazoo, Michigan

January 18, 2008


END